Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES DETAILS OF FOURTH QUARTER AND FULL-YEAR 2013
CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwired – March 10, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company plans to release its fourth quarter and full-year 2013 financial results following the market close on Tuesday, March 18, 2014. The Company will then host a conference call and webcast to review the results on Wednesday, March 19, 2014 at 10:00 am EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-8527 or 800-766-6630
Replay number: 905-694-9451 or 800-408-3053
Re-dial ID: 9188050
Available until: 11:59 pm (March 26, 2014)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com